UNITED STATES
                  SECURITIS AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                         (Amendment No.  )*

                        RESPONSE USA, INC.
                          (Name of Issuer)


              Common Stock, Par Value $.008 Per Share
                  (Title of Class of Securities)

                           761235 50 6
                          (CUSIP Number)



                           Rita A. Sharpe
                             President
                         Westar Capital, Inc.
                         818 Kansas Avenue
                         Topeka, Kansas 66612
                             (785)575-8357

                                copies to:

Richard D. Terrill, Esq.                          Renee T. Kingsley, Esq.
  818 Kansas Avenue                         6225 N. State Highway 161, 4th Floor
 Topeka, Kansas 66612                             Irving, Texas 75063
   (785)575-6322                                    (972)916-6142

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                             Communications)

                             May 11, 1998
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(9-88)

                                    SCHEDULE 13D


CUSIP No. 761235 50 6                                     Page 2 of 14  Pages

  1    NAME OF REPORTING PERSON                          Westar Capital, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          48-1092416

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                               (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS                                         AF
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Kansas
    NUMBER OF       7    SOLE VOTING POWER                              0
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER                      877,192
     OWNED BY
       EACH         9       SOLE DISPOSITIVE POWER                      0
    REPORTING
      PERSON
       WITH        10      SHARED DISPOSITIVE POWER               877,192


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 877,192
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           13.88%


  14   TYPE OF REPORTING PERSON                                        CO


--------------------------------------------------------------------------

                                     SCHEDULE 13D


CUSIP No. 761235 50 6                                  Page 3 of 14  Pages

  1    NAME OF REPORTING PERSON                        Westar Security, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         48-1169432

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                            (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS                                          WC
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                    Kansas
    NUMBER OF       7    SOLE VOTING POWER                           0
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER                   877,192
     OWNED BY
       EACH         9       SOLE DISPOSITIVE POWER                   0
    REPORTING
      PERSON
       WITH        10      SHARED DISPOSITIVE POWER            877,192



  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               877,192
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.88%


  14   TYPE OF REPORTING PERSON                                   CO


---------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 761235 50 6                                     Page 4 of 14 Pages

  1    NAME OF REPORTING PERSON                           Protection One, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           93-1063818

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                           (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS                                                 AF
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
     NUMBER OF       7   SOLE VOTING POWER                                0
      SHARES
   BENEFICIALLY      8   SHARED VOTING POWER                        877,192
     OWNED BY
       EACH          9   SOLE DISPOSITIVE POWER                           0
     REPORTING
      PERSON        10   SHARED DISPOSITIVE POWER                   877,192



  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  877,192

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             13.88%


  14   TYPE OF REPORTING PERSON                                          CO


----------------------------------------------------------------------------

                                SCHEDULE 13D


CUSIP No. 761235 50 6                                    Page 5 of 14  Pages

  1    NAME OF REPORTING PERSON                      Western Resources, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         48-0290150

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                              (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS                                                AF
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION                       Kansas
     NUMBER OF       7   SOLE VOTING POWER                             0
      SHARES
   BENEFICIALLY      8   SHARED VOTING POWER                     877,192
     OWNED BY
       EACH          9   SOLE DISPOSITIVE POWER                        0
     REPORTING
      PERSON
       WITH         10   SHARED DISPOSITIVE POWER                877,192



  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 877,192

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         13.88%


  14   TYPE OF REPORTING PERSON                                     CO


--------------------------------------------------------------------------

                                                            Page 6 of 14 Pages

Item 1.       Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.008 per share ("Common Stock") of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.       Identity and Background.

This Statement is filed on behalf of Westar Security, Inc., a Kansas corporation, Protection One, Inc., a Delaware corporation, Westar Capital, Inc., a Kansas corporation, and Western Resources, Inc., a Kansas corporation (collectively referred to herein as the "Reporting Persons"). The Reporting Persons are affiliated companies and have entered into a Joint Filing Agreement which is attached hereto as Exhibit A.

Westar Security, Inc., the entity directly acquiring the shares of Issuer common stock, is engaged in the business of providing security alarm monitoring services and the sale, installation, and servicing of security alarm systems for residential and business subscribers, and is a holding company for other security companies. Westar Security, Inc. is a wholly owned subsidiary of Protection One, Inc. The principal executive offices of Westar Security, Inc. are located at 6225 N. State Highway 161, 4th Floor, Irving, Texas 75063.

Protection One, Inc. is a holding company engaged through its direct and indirect wholly owned subsidiaries in the business of providing security alarm monitoring services and the sale, installation, and servicing of security alarm systems for residential and business subscribers. The principal executive offices of Protection One, Inc. are located at 6011 Bristol Parkway, Culver City, California 90230. More than 80% of the voting stock of Protection One, Inc. is held by Westar Capital, Inc.

Westar Capital, Inc. is a holding company that has investments in the energy-related and monitored security industries, and is a wholly owned
subsidiary of Western Resources, Inc.   The principal executive offices of
Westar Capital, Inc. are located at 818 S. Kansas Ave., Topeka, Kansas 66612.

Western Resources, Inc. is engaged in the production, purchase, transmission, distribution and sale of electricity, and, through its subsidiaries and investments, the delivery and sale of natural gas, energy-related products, and the provision of electronically monitored security services. The principal executive offices of Western Resources, Inc. are located at 818 S. Kansas Ave., Topeka, Kansas 66612.

Each director and each executive officer of each of the Reporting Persons is, to the knowledge of the Reporting Persons, a citizen of the United States of America. The name, business address, present principal occupation or employment (including the name and principal business address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons are set forth in Exhibit B to this Schedule 13D, and which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their respective directors of executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or such director or officer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Westar Security, Inc. used $5,839,307.51 of its working capital as the cash consideration required to acquire the shares of Common Stock.

Item 4.       Purpose of Transaction.

The Reporting Persons acquired all of the Common Stock held by them in the normal course of business. The Reporting Persons intend to continually review their investment in the Issuer and, based on their evaluation of market and economic conditions, applicable licensing and other regulatory requirements, the Issuer's future results of operations, financial condition and prospects, the Reporting Persons may from time to time determine to modify their investment in the Issuer through any available means, including open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                             Page 7 of 14 Pages

Except as indicated in this Schedule, the Reporting Persons have no current plans or proposals that may result in any of the matters described in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

Based on the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 1998, the Issuer had a total of 6,320,857 (six million three hundred twenty thousand eight hundred fifty seven) shares of Common Stock outstanding as of April 30, 1998. The Reporting Persons beneficially own 877,192 (eight hundred seventy seven thousand one hundred ninety two) shares of Common Stock, constituting approximately 13.88% (thirteen and eighty eight one hundredths percent) of the Issuer's total outstanding Common Stock, as determined in accordance with Rule13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), have the shared power to vote or direct the vote of 877,192 shares of Common Stock, and have the shared power to dispose of 877,192 shares of Common Stock.

Shares of Common Stock acquired in the past sixty days are listed below.

  Shares Purchased               Price Per Share            Date of Purchase
       2,500                         $5.13                      05/11/98
      47,500                         $5.25                      05/11/98
       2,500                         $5.44                      05/12/98
       5,000                         $5.50                      05/12/98
       2,500                         $5.69                      05/12/98
       7,000                         $5.75                      05/12/98
       5,000                         $5.75                      05/13/98
      21,900                         $5.88                      05/13/98
      20,600                         $5.81                      05/13/98
      18,600                         $5.88                      05/14/98
      35,000                         $5.94                      05/14/98
       8,700                         $6.03                      05/15/98
       4,500                         $5.97                      05/15/98
     153,400                         $6.00                      05/15/98
       6,500                         $5.94                      05/15/98
       4,500                         $5.88                      05/15/98
       3,100                         $6.06                      05/15/98
      23,400                         $6.13                      05/15/98
       3,500                         $6.19                      05/15/98
      43,159                         $6.25                      05/15/98
       1,000                         $6.16                      05/15/98
      26,600                         $6.13                      05/18/98
      25,000                         $6.19                      05/18/98
       8,500                         $6.31                      05/18/98
      40,000                         $6.25                      05/18/98
      10,600                         $6.38                      05/19/98
       3,000                         $6.41                      05/19/98
      19,200                         $6.50                      05/19/98
      33,200                         $6.44                      05/19/98
       1,000                         $6.50                      05/20/98
       5,000                         $6.50                      05/20/98
       1,000                         $6.50                      05/20/98
       2,500                         $6.50                      05/20/98
       4,500                         $6.50                      05/20/98
         500                         $6.50                      05/20/98
      10,000                         $6.50                      05/20/98
       3,000                         $6.50                      05/20/98
       5,000                         $6.50                      05/20/98
         500                         $6.50                      05/20/98

Except as set forth in this Statement, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                                                             Page 8 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this Statement neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holder of the Issuer or others, with respect to the purchase, holding, voting or disposition of Common Shares or other securities of the Issuer which are convertible or exercisable into Common Shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

                                                             Page 9 of 14 Pages

Item 7.       Material to be Filed as Exhibits.

              Exhibit A:   Joint  Filing  Agreement  dated May 20, 1998 among
                           Westar Security,  Inc.,  Protection One, Inc., Westar
                           Capital, Inc., and Western Resources, Inc.

              Exhibit B:   List of Executive Officers and Directors of the
                           Reporting Persons.


                                                    Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                WESTAR CAPITAL, INC.

                                                By: /s/ Rita A. Sharpe
                                                    Rita A. Sharpe
                                                    President
Date:  May 20, 1998

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               WESTAR SECURITY, INC.


                                               By: /s/ John W. Hesse
                                               John W. Hesse
                                               Secretary and Treasurer
Date:  May 20, 1998

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PROTECTION ONE, INC.


                                           By: /s/ John W. Hesse
                                               John W. Hesse
                                               Vice President, Chief Financial
                                               Officer, and Secretary
Date:  May 20, 1998


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WESTERN RESOURCES, INC.

                                            By: /s/ Richard D. Terrill
                                                Richard D. Terrill
                                                Secretary
Date:  May 20, 1998

                                                           Page 10 of 14 Pages

                                  EXHIBIT A

                           Joint Filing Agreement

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $.008 per share, of Response USA, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

       IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 20th day of May, 1998.


                                             WESTAR CAPITAL, INC.


                                             By: /s/ Rita A. Sharpe
                                                 Rita A. Sharpe
                                                 President
Date:  May 20, 1998

                                             WESTAR SECURITY, INC.


                                             By: /s/ John W. Hesse
                                                 John W. Hesse
                                                 Secretary and Treasurer
Date:  May 20, 1998

                                             PROTECTION ONE, INC.

                                             By: /s/ John W. Hesse
                                                 John W. Hesse
                                                 Vice President, Chief Financial
                                                 Officer, and Secretary
Date:  May 20, 1998

                                             WESTERN RESOURCES, INC.

                                             By: /s/ Richard D. Terrill
                                                 Richard D. Terrill
                                                 Secretary
Date:  May 20, 1998

                                                        Page 11 of 14 Pages
                            Exhibit B

               Executive Officers and Directors of
            Westar Security, Inc., Protection One, Inc.
         Westar Capital, Inc. and Western Resources, Inc.

Name                       Title            Address and Principal Occupation

Westar Security, Inc.

John W. Hesse      Secretary/Treasurer and  Executive Vice President, Chief
                           Director         Financial Officer and Secretary
                                            Protection One, Inc.
                                            6225 N. State Highway 161, 4th Floor
                                            Irving, TX 75063 USA

John E. Mack               Director         Executive Vice President,
                                            Business Development
                                            and Assistant Secretary
                                            Protection One, Inc.
                                            6011 Bristol Parkway
                                            Culver City, CA 90230 USA

Steven A. Millstein President and Director  Executive Vice President,
                                            New Market Development
                                            Protection One, Inc.
                                            6225 N. State Highway 161, 4th Floor
                                            Irving, TX 75063 USA

Thomas K. Rankin      Vice President        Executive Vice President,
                                            Business Operations
                                            Protection One, Inc.
                                            6011 Bristol Parkway
                                            Culver City, CA 90230 USA

Protection One, Inc.

James M. Mackenzie, Jr. President, Chief Executive    6011 Bristol Parkway
                        Officer, and Director         Culver City, CA 90230 USA

Peter C. Brown              Director       President
                                           AMC Entertainment, Inc.
                                           106 W. 14th Street
                                           Box 419615
                                           Kansas City, MO 64141-6615

Robert M. Chefitz           Director       Managing Director
                                           Patricof & Co. Ventures, Inc.
                                           445 Park Ave., 11th Floor
                                           New York, NY 10022

Howard A. Christensen       Director       President and Chief Executive Officer
                                           Christensen & Associates
                                           One McCormick Place
                                           9735 N. 90th Place, Suite 200
                                           Scottsdale, AZ 85258-5061

Ben M. Enis                 Director       Professor of Marketing
                                           University of California
                                           4097 Robin Hill Rd.
                                           La Canada, CA 91011

                                                             Page 12 of 14 Pages
                              Exhibit B

                  Executive Officers and Directors of
              Westar Security, Inc., Protection One, Inc.
            Westar Capital, Inc. and Western Resources, Inc.

Name                        Title             Address and Principal Occupation

Joseph J. Gardner           Director          President
                                              Condev Properties
                                              2487 Aloma Avenue
                                              Winter Park, FL 32792

William J. Gremp            Director          Senior Vice President and
                                              Managing Director
                                              First Union Capital Markets Group
                                              301 South College Street
                                              Charlotte, NC 28288-0735

Steven L. Kitchen           Director          Executive Vice President and
                                              Chief Financial Officer
                                              Western Resources, Inc.
                                              818 Kansas Avenue
                                              Topeka, KS 66612

Carl M. Koupal, Jr.         Director          Executive Vice President and
                                              Chief Administrative Officer
                                              Western Resources, Inc.
                                              818 Kansas Avenue
                                              Topeka, KS 66612

John C. Nettels, Jr.        Director          Partner
                                              Morrison & Hecker L.L.P.
                                              150 N. Main Street, Suite 600
                                              Wichita, KS 67202-1320

Jane Dresner Sadaka         Director          Consultant
                                              Kellner, DiLeo & Co.
                                              895 Park Avenue, Apt. 6B
                                              New York, NY 10021

James Q. Wilson             Director          6011 Bristol Parkway
                                              Culver City, CA 90230 USA

John W. Hesse  Executive Vice President,          6225 N. State Highway 161,
               Chief Financial Officer, and       4th Floor
               Secretary                          Irving, TX 75063 USA

John E. Mack         Executive Vice President,    6011 Bristol Parkway
                     Business Development         Culver City, CA 90230 USA

Thomas K. Rankin     Executive Vice President,    6011 Bristol Parkway
                     Business Operations          Culver City, CA 90230 USA

George A. Weinstock  Executive Vice President     6011 Bristol Parkway
                                                  Culver City, CA 90230 USA

Steven A. Millstein  Executive Vice President,    6225 N. State Highway 161,
                     New Market Development       4th Floor
                                                  Irving, TX 75063 USA

                                                           Page 13 of 14 Pages
                              Exhibit B

                Executive Officers and Directors of
            Westar Security, Inc., Protection One, Inc.
         Westar Capital, Inc. and Western Resources, Inc.

Name                       Title               Address and Principal Occupation

Westar Capital, Inc.

Rita A. Sharpe           Director, Chairman and   818 Kansas Avenue
                         President                Topeka, KS 66612 USA

Jerry D. Courington      Director                 Controller
                                                  Western Resources, Inc.
                                                  818 Kansas Avenue
                                                  Topeka, KS 66612 USA

Steven L. Kitchen        Director                 Executive Vice President
                                                  and Chief Executive Officer
                                                  Western Resources, Inc.
                                                  818 Kansas Avenue
                                                  Topeka, KS 66612 USA

Marilyn K. Dalton        Secretary and Treasurer  818 Kansas Avenue
                                                  Topeka, KS 66612 USA

Western Resources, Inc.

Frank J. Becker          Director                 Becker Investments, Inc.
                                                  4840 W. 15th, Suite 1011
                                                  Lawrence, KS 66049-3862

Charles Q. Chandler      Director                 Chairman of the Board
                                                  Intrust Financial Corp.
                                                  105 N. Main Street
                                                  Wichita, KS 67202

Thomas R. Clevenger      Director                 818 Kansas Avenue
                                                  Topeka, KS 66612

John C. Dicus            Director                 Chairman
                                                  Capitol Federal Savings
                                                  700 South Kansas Avenue
                                                  Topeka, KS 66603

John E. Hayes, Jr.       Director, Chairman of the  818 Kansas Avenue
                         Board and Chief Executive  Topeka, KS 66612
                         Officer

David H. Hughes          Director           818 Kansas Avenue
                                            Topeka, KS 66612

Russell W. Meyer, Jr.    Director           Chairman & Chief Executive Officer
                                            Cessna Aircraft Company
                                            One Cessna Blvd.
                                            Wichita, KS 67215

Louis W. Smith           Director           President & Chief Executive Officer
                                            Ewing Marion Kauffman Foundation
                                            4900 Oak
                                            Kansas City, MO 64112-2776

                                                            Page 14 of 14 Pages
                         Exhibit B

             Executive Officers and Directors of
          Westar Security, Inc., Protection One, Inc.
       Westar Capital, Inc. and Western Resources, Inc.

Name                       Title              Address and Principal Occupation

David C. Wittig        President and Director             818 Kansas Avenue
                                                          Topeka, KS 66612

Steven L. Kitchen      Executive Vice President           818 Kansas Avenue
                       and Chief Financial Officer        Topeka, KS 66612


Carl M. Koupal, Jr.    Executive Vice President           818 Kansas Avenue
                       and Chief Administrative           Topeka, KS 66612
                       Officer

John K. Rosenberg      Executive Vice President           818 Kansas Avenue
                       and General Counsel                Topeka, KS 66612

Jerry D. Courington    Controller                         818 Kansas Avenue
                                                          Topeka, KS 66612

Kenneth T. Wymore      Senior Vice President,             818 Kansas Avenue
                       Electric Operations                Topeka, KS 66612